Exhibit (a)(5)(A)

EFiled: Nov 17 2015 06:32PM EST Transaction ID 58178706 Case No. 11715-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SCOTT NADLE, Individually and On
Behalf of All Others Similarly Situated,

Plaintiff,	C.A. No.

v.	CLASS ACTION

MICHAEL HEFFERNAN, ROBERT S.
LANGER, ZOHAR LOSHITZER,
GREGORY D. PERRY, ALAN C.
SHAPIRO, PH.D., BRIAN LEVY, O.D.,
PAUL K. WOTTON, PH.D., ASTELLAS
PHARMA INC., and LAUREL
ACQUISITION INC.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Scott Nadle (“Plaintiff”), individually and on behalf of all others similarly situated, by and through his attorneys, alleges the following upon information and belief, including the investigation of counsel and a review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE AND SUMMARY OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of himself and the other public stockholders of Ocata Therapeutics, Inc. (“Ocata” or the “Company”), other than Defendants (defined below) and their affiliates, against the members of Ocata’s board of directors (the “Board” or the “Individual Defendants”) for breaching their fiduciary duties in connection with the proposed acquisition of all Ocata’s outstanding stock by Astellas Pharma Inc. (“Astellas”). Plaintiff also asserts claims against Astellas and its wholly owned subsidiary Laurel Acquisition, Inc. (“Merger Sub”) for aiding and abetting the Individual Defendants’ breaches of fiduciary duty.

2. Ocata is a Delaware corporation that maintains its principal executive offices in Marlborough, Massachusetts. The Company is a biotechnology company focused on the development and commercialization of Regenerative Ophthalmology therapeutics. The Company’s advanced products are in clinical trials for the treatment of Stargardt’s macular degeneration, dry age-related macular degeneration, and myopic macular degeneration. The Company is also developing several pre-clinical terminally differentiated-cell therapies for the treatment of other ocular disorders.

3. On November 10, 2015, Ocata and Astellas jointly announced that they had reached a definitive Agreement and Plan of Merger (“Merger Agreement”) pursuant to which Merger Sub will commence a tender offer (the “Tender Offer”) to acquire all of Ocata’s outstanding common stock for $8.50 per share in cash (the “Merger Consideration”).

4. Pursuant to the Merger Agreement, Merger Sub will commence the Tender Offer no later than November 25, 2015. The Merger Agreement provides that following completion of the Tender Offer, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Astellas (the “Merger” and together with the Tender Offer, the “Proposed Transaction”). The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger.

5. Both the Merger Consideration and the process by which Defendants have agreed to consummate the Proposed Transaction are fundamentally unfair to Ocata’s public stockholders. Although Ocata and Astellas tout the purported 79% premium, the Merger Consideration is a mere 12% higher than the 52 week high closing price of $7.48. Indeed, the stock often had traded over $8.00 just over one year ago and reached a high of $11.73 in September 2014.

6. Further, several analysts have recently set price targets for the Company close to or above the Merger Consideration including as high as $9.00 per share.

7. An analyst from Cowan initiated coverage in July 2015, very optimistic about the future of the Company, stating:

We are initiating coverage of Ocata with an Outperform rating. OCAT is developing a stem cell therapy platform for the treatment of retinal disorders. Its products have the potential to delay/rescue visual loss in diseases where there are currently no approved therapies. As additional safety/efficacy data are reported and pivotal trials initiated, we expect significant appreciation of OCAT shares.

8. The Merger Consideration Ocata stockholders stand to receive is particularly inadequate given the significant benefits Astellas will reap if the Proposed Transaction is consummated. Astellas is a pharmaceutical company and is seeking to expand into the biotechnology research and development field with this acquisition. Astellas targeted the Company at time when its stock has been temporarily depressed for a variety of external reasons after it had steadily traded much higher.

9. Astellas officially opened its dedicated cell therapy unit in 2014, saying it wanted to concentrate on “precision medicine” and that intended to develop a platform technology. By adding Ocata, the Japanese company gains a stem cell-based treatment approach—using human embryonic stem cells (“hESCs”) and induced pluripotent stem cells (“iPSCs”)—that can apply to a number of eye diseases. Astellas has touted how the acquisition will strengthen its R&D for cell therapy and promote the development and commercialization of cell therapy. Astellas’ chief executive Yoshihiko Hatanaka said:

We highly value Ocata’s R&D capabilities, including its world-leading researchers in cell therapy. We are confident that we will turn innovative science into value for patients.

10. Compounding the failure to obtain adequate consideration for Ocata stockholders, Defendants also agreed to unreasonable deal-protection provisions in the Merger Agreement that unfairly favor Astellas and discourage other potential bidders from submitting a superior offer to acquire Ocata. These preclusive devices include: (i) a strict non-solicitation provision that restricts the Board from soliciting other potentially superior offers; (ii) an “information rights” provision, which provides Astellas with unfettered access to information about other potential proposals, gives Astellas five business days to negotiate a new deal with Ocata in the event a competing offer emerges, and provides Astellas with the right to attempt to match any superior bid; and (iii) a termination fee of $11.8 million.

11. To ensure completion of the Proposed Transaction, the Individual Defendants (defined below) and other officers of the Company entered into a Support Agreement pursuant to which they agreed to tender all of their shares, which amounts to approximately 1.7% of the Company’s outstanding shares.

12. Additionally, Company insiders, including the Individual Defendants named below also will liquidate millions of dollars of options, restricted stock units pursuant to a Stock Option Plan that conveniently was amended just prior to announcing the Merger Agreement which increased significantly the equity awards that will be realized due to the Proposed Transaction. The Company also entered into warrant amendments with Company insiders to allow the Company to purchase the underlying warrants on a change in control event. Thus, the Individual Defendants were incentivized not to maximize stockholder value, but the value they stand to reap from the Proposed Transaction.1

13. As alleged in further detail below, both the consideration Ocata’s stockholders stand to receive in connection with the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public stockholders of the Company.

14. The Individual Defendants’ conduct constitutes a breach of their fiduciary duties owed to Ocata’s public stockholders, and a violation of applicable legal standards governing their conduct.

15. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction, or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith and due care.

[1]	The Company also entered into indemnification agreements with the Individual Defendants.

THE PARTIES

16. Plaintiff is, and at all relevant times has been, a stockholder of Ocata since prior to the wrongs complained of herein.

17. Non-party Ocata is a Delaware corporation with its principal executive offices at 33 Locke Drive, Marlborough, Massachusetts 07752. Ocata is a clinical stage biotechnology company specializing in the development and commercialization of cell therapies for the treatment of a variety of diseases. The Company’s shares trade on the NASDAQ exchange under the ticker “OCAT.”

18. Individual Defendant Michael Heffernan has served as a director since April 2012 and currently is Chairman of the Board.

19. Individual Defendant Robert S. Langer, Sc.D. has served as a director since October 2011.

20. Individual Defendant Zohar Loshitzer has served as a director since November 2011.

21. Individual Defendant Gregory D. Perry has served as a director since December 2011.

22. Individual Defendant Alan C. Shapiro, Ph.D. has served as a director since 2005.

23. Individual Defendant Brian Levy, O.D., M.Sc. has served as a director since August 2015.

24. Individual Defendant Paul K. Wotton, Ph.D., is the President and Chief Executive Officer (“CEO”) and has served as a director since July 2014.

25. The individual Board members above also are referred to herein as the “Individual Defendants.”

26. Defendant Astellas Pharma Inc. is a Japanese pharmaceutical company based in Tokyo, Japan that was formed in 2005 from the merger of Yamanouchi Pharmaceutical Co., Ltd. And Fujisawa Pharmaceutical Co., Ltd. Astellas focuses on Urology, Oncology, Immunology, Nephrology and Neuroscience as prioritized therapeutic areas.

27. Defendant Merger Sub is a Delaware corporation and indirect wholly owned subsidiary of Astellas, and was formed for purposes of effectuating the Merger.

28. The defendants referenced in the preceding paragraphs are collectively referred to as the “Defendants”.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

29. By reason of the Individual Defendants’ positions as directors and/or officers of Ocata, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Ocata and owe Plaintiff and the other members of the Class (defined herein) the duties of care, loyalty and good faith.

30. By virtue of their positions as directors and/or officers of Ocata, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Ocata to engage in the practices complained of herein.

31. Each of the Individual Defendants are required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably necessary to maximize the value stockholders will receive or obtain a reasonable premium. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s stockholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

32. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public stockholders of Ocata, including their duties of loyalty, good faith and care, insofar as they, inter alia, failed to obtain the best price possible or a reasonable premium under the circumstances before entering into the Proposed Transaction, agreed to unreasonable deal protection devices that all but ensure that Ocata’s stockholders will not receive a superior offer, and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other holders of Ocata common stock.

CLASS ACTION ALLEGATIONS

33. Plaintiff brings this action on his own behalf and as a class action pursuant to Court of Chancery Rule 23, on behalf of all holders of Ocata common stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

34. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. As of October 30, 2015, there were approximately 43.3 million shares of Ocata common stock outstanding, owned by numerous stockholders.

35. There are questions of law and fact which are common to the Class and which predominate over any questions affecting only individual members, including inter alia, the following:

a) whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

b) whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Ocata’s stockholders in violation of their fiduciary duties;

c) whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class; and

d) whether Plaintiff and the other members of the Class will be irreparably harmed if Defendants are not enjoined from continuing the conduct described herein.

36. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

37. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

38. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted or refused to act on grounds generally applicable to the class and are causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Summary of the Proposed Transaction

39. On November 10, 2015, Ocata and Astellas issued a press release announcing the Proposed Transaction, which states in relevant part:

Astellas to Acquire Ocata Therapeutics

- New Step Forward in Ophthalmology with Cell Therapy Approach –

Tokyo and Massachusetts, November 10, 2015— Astellas Pharma Inc. (TSE: 4503, President and CEO: Yoshihiko Hatanaka, “Astellas”) and Ocata Therapeutics,

Inc. (NASDAQ: OCAT, President and CEO: Paul Wotton, “Ocata”), a biotechnology company focused on the research and development of new therapies in the field of regenerative medicine, primarily cell therapy addressing unmet medical needs in ophthalmology patients, announced today that they have entered into a definitive agreement. Under the agreement, Astellas will acquire Ocata through Laurel Acquisition Inc., a wholly-owned subsidiary of Astellas US Holding, Inc. (“Laurel”). The boards of directors of both Astellas and Ocata have unanimously approved the agreement.

Pursuant to the agreement, Laurel will commence a tender offer for all outstanding shares of common stock of Ocata, for a price of US$8.50 per share in cash (the “Tender Offer”). Promptly upon successful completion of the Tender Offer, Laurel will be merged into Ocata, and any remaining shares of common stock of Ocata will be canceled and converted into the right to receive the offer price (except for shares held by stockholders who properly demand appraisal rights under Delaware law). The board of directors of Ocata has resolved to recommend that Ocata’s stockholders tender into the Tender Offer.

Each of the directors and executive officers of Ocata entered into support agreements with Astellas and Laurel, pursuant to which such directors and officers, among other things, agreed to tender the shares of common stock of Ocata that they hold into the Tender Offer. Shares held by these directors and officers represent, in the aggregate, approximately 1.7% of the share of common stock of Ocata outstanding on this date.

The acquisition of Ocata represents the coming together of two companies with significant accomplishments and a shared commitment to development innovative therapies that address the unmet medical needs of patients suffering from severe ophthalmic diseases. The acquisition also represents a step toward achieving Astellas’ Strategic Plan 2015-2017.

Further, acquiring Ocata will enable Astellas to establish a presence in ophthalmology and a leading position in cell therapy.

“We highly value Ocata’s R&D capabilities, including its world-leading researchers in cell therapy,” commented Yoshihiko Hatanaka, President and CEO, Astellas. “We’re confident that we will turn innovative science into value for patients through the creation of new value by combining both companies’ capabilities under ‘One Astellas,’ where Ocata will be taking a key role in Astellas’ R&D in ophthalmology and cell therapy.” Paul Wotton, Ph.D., President and CEO, Ocata said, “I am impressed by the vision and commitment of Astellas and believe that with their global resources behind our regenerative platform, patients suffering from debilitating diseases like AMD and SMD will soon benefit from having access to regenerative medicine.”

B.	The Proposed Transaction Undervalues Ocata Shares

40. The $8.50 per share Merger Consideration fails to adequately compensate Ocata’s stockholders for their shares in light of the Company’s recent achievements and strong prospects.

41. Ocata has pioneered the development of human embryonic stem cells. Previously operating under the corporation name Advanced Cell Technology, the Company has often been in the media for pushing the frontiers of cloning and embryonic stem cell technology.2 In addition to the development and commercialization of Regenerative OphthalmologyTM therapeutics, the most advanced products of which are in the clinical trial phase, the Company is developing several pre-clinical terminally differentiated-cell therapies for the treatment of other ocular disorders. Additionally, the Company has a number of pre-clinical stage programs in disease areas outside the field of ophthalmology, including autoimmune, inflammatory and wound healing-related disorders. The Company’s intellectual property portfolio includes pluripotent human embryonic stem cell, or hESC; induced pluripotent stem cell, or iPSC, platforms; and other cell therapy technologies. The Company has no therapeutic products currently available for sale and does not expect to have any therapeutic products commercially available for sale for a period of years, if at all. These factors indicate that the Company’s ability to continue research and development activities is dependent upon the ability of management to obtain additional financing as required.3

[2]	http://www.nytimes.com/2015/11/11/business/international/astellas-pharma-ocata-therapeutics-acquisition.html

[3]	http://www.sec.gov/Archives/edgar/data/1140098/000101968715001797/ocata_10 q-033115.htm

42. As reported by the New York Times, Ocata is arguably the most advanced company in testing medical treatments derived from human embryonic stem cells. Indeed, while such cells are controversial because their creation usually involves the destruction of human embryos, Ocata claims that it can avoid embryo destruction.4

43. Ocata has reported early and encouraging results from clinical trials in which it turned embryonic stem cells into a type of retinal support cell and implanted them into the eyes of people suffering from two blinding diseases, the dry form of age-related macular degeneration and Stargardt disease.

44. Ocata’s pipeline is in mid stage as the Company has two therapies in or entering Phase II, Stargart’s Disease and Dry Age-related macular Degeneration.

45. On November 24, 2015, the Company announced that it was granted Advanced Therapy Medicinal Product (“ATMP”) designation for its Retinal Pigment Epithelium (“RPE”) therapy for macular degeneration. This designation is an essential step in allowing companies to commercialize products effectively across the European Union. Wotton commented on this success:

This milestone is particularly timely as we prepare to dose our first patient in the Phase 2 trial for Stargardt’s patients by the end of this year. Last month The Lancet published results from our Phase 1/2 studies. The positive safety data along with signals of visual improvement realized by many of our patients, gives us great confidence to move forward with this important therapy.

[4]	http://www.nytimes.com/2015/11/11/business/international/astellas-pharma-ocata-therapeutics-acquisition.html

There are currently no approved treatments for either SMD, an orphan condition or dry AMD, both of which result frequently in devastating vision loss. We are committed to advancing our programs through clinical trials and to ultimately delivering them to patients in need.

46. On February 26, 2015, the Company began trading on the NASDAQ under the OCAT ticker and announced that it expected to initiate both its Pivotal program for Stargardt’s disease (“SMD”) and Phase 2 age-related macular degeneration (“AMD”) trials in the near term, using retinal pigment epithelium (“RPE”) cells. The purpose of the pivotal SMD trial is to determine efficacy and safety, as well as to assess relevant functional and anatomical parameters of cell transplantation using an untreated control group, with the intent of bringing a product to market potentially as early as 2019. Wotton commented on these developments:

Following publication of our Phase 1 data in The Lancet in October 2014 and given continuing safety data from ongoing studies, we are excited by the prospect of initiating these controlled clinical trials … We continue to believe that our RPE therapy may provide breakthrough treatments for both SMD and dry AMD and we are committed to help patients with these potentially devastating diseases where no current therapy exists.

47. The Company has reported numerous positive developments. On August 6, 2015, reporting for the second quarter 2015, the Individual Defendant Wotton stated:

During the quarter, we made significant progress across multiple aspects of our business, most notably towards the initiation of a Phase 2 study in dry AMD and a pivotal study in SMD … In addition, the completion of our financing has provided us with resources necessary to fund development of our RPE program, including our dry AMD Phase 2 safety trial with intermediate top line data expected from the first cohort in the second quarter of 2016, a significant potential inflection point for the company. We have also made progress in our preclinical pipeline, most notably with our photoreceptor progenitor program and data from this will be reported later this year.

48. The second quarter results included the following:

•	Following completion of dosing of its Phase 1/2 studies for dry age-related macular degeneration (AMD) and Stargardt’s Macular Degeneration (SMD) in late first quarter 2015, Ocata made significant progress towards the initiation of a Phase 2 study in dry AMD and a pivotal SMD study in the second half of 2015;

•	Published top-line, positive results in Asian patients who were treated with Ocata’s proprietary RPE cells. The study included twelve months of post-transplant follow-up data from four Asian patients; two with Stargardt’s macular degeneration (SMD) and two with dry age-related macular degeneration (AMD). In this study there was again no evidence of adverse proliferation, tumorigenic behavior, ectopic tissue formation, or other serious safety issues related to the transplanted RPE cells. Although designed as a safety study, visual acuity improved 9–19 letters in three patients and remained stable (+1 letter) in one patient;

•	Completed an underwritten offering of 5,500,000 shares of its common stock together with accompanying warrants to purchase an aggregate of 2,750,000 shares of common stock. The combined offering price of each share of common stock and accompanying warrant was $5.50. The net proceeds to Ocata Therapeutics from this were approximately $28.2 million. As of June 30, 2015 the company had approximately $31.9 million in cash and cash equivalents;

•	Continued to fortify the patent protection covering its retinal pigment epithelium (RPE) transplant technology for macular degeneration with the issuance of additional patents by the United States Patent and Trademark Office (USPTO). The company now has 9 U.S. patents in its global RPE portfolio including IP covering RPE derived from any pluripotent stem cell source; and

•	Added to the Russell 2000®, 3000®, Russell Global, and Russell Microcap indices.

49. On June 24, 2015, the Company announced the presentation of data in a Late Breaking Abstract at the International Society for Stem Cell Research (ISSCR) 13th Annual Meeting being held in Stockholm, Sweden, June 24-27. The presentation provided a follow-up of four prospective safety trials carried out in the United States and also in South Korea. The results of the trials in 31 patients with dry Age-related Macular Degeneration (AMD) and Stargardt’s Macular Dystrophy (SMD) provided additional evidence supporting the safety and tolerability of hESC-derived retinal pigment epithelium (RPE). Some patients were followed for up to 4 years and none of the patients showed evidence of hyperproliferation, rejection or serious adverse ocular or systemic safety issues related to the transplanted tissue. The abstract reported that all of the patients, 26 from the US studies and 5 from the South Korean study, experienced improved or stable, best-corrected visual acuity (BCVA). These studies suggest that hESC-derived cells could provide a potentially safe new source of cells for regenerative medicine.

50. Wotton commented on the development:

This late breaking abstract presented at the leading stem cell meeting is indicative of the significance and importance of our new potential breakthrough treatments for these disabling diseases where there is no cure available today … We now look forward to the planned initiation of our Phase 2 safety study in dry AMD and our pivotal study in SMD.

51. Several analysts have recently recognized the great future potential for Ocata’s stock and set price targets for the Company close to or above the Merger Consideration. In October 2015 Raymond James issued a price target of $8.00 per share. And an analyst from Cantor Fitzgerald set price target of $9.00 per share in early October 2015.

52. Accordingly, the Merger Consideration Ocata’s public stockholders stand to receive is insufficient, as it fails to account for the Company’s future potential returns, as recognized by analysts, and fails to adequately compensate the Class when factoring in the significant benefits Astellas stands to reap if the Proposed Transaction is completed.

53. In sum, Ocata is well-positioned to generate significant earnings in the future. Despite Ocata’s bright financial prospects, the Board has now agreed to sell the Company at a time when its stock price does not accurately reflect the Company’s intrinsic value and growth prospects, to benefit themselves and to the detriment of Ocata’s common stockholders.

C.	The Preclusive Deal Protection Provisions

54. In addition to failing to obtain adequate consideration for Ocata’s stockholders, the Individual Defendants agreed to certain deal protection devices that operate conjunctively to lock-up the Proposed Transaction and ensure that no competing offers will emerge for the Company.

55. First, the Merger Agreement provides for an onerous no solicitation provision that prohibits the Company or the Individual Defendants from taking any affirmative action to comply with their fiduciary duties to obtain the best price possible under the circumstances. Specifically, section 7.8 of the Merger Agreement states that the Company and the Individual Defendants shall not:

(i) solicit, initiate, propose or take any action to knowingly encourage any inquiries or submission of an Acquisition Proposal (i.e., the acquisition or purchase of, or other types of transactions involving, at least 15% of any class of stock);

(ii) participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any Acquisition Proposal;

(iii) waive, amend, or release or fail to enforce any confidentiality, standstill or similar agreement;

(iv) enter into any letter of intent or similar document or any agreement or commitment requiring the Company to abandon or terminate the Proposed Transaction; or

(v) resolve or agree to do any of the foregoing.

56. Under Section 7.8(b), the Company must within 24 hours after receipt thereof, notify Parent in writing of any Acquisition Proposal, which notification shall include (i) a copy of the applicable written Acquisition Proposal (or, if oral, a summary of the material terms and conditions of such Acquisition Proposal) and (ii) the identity of the Third Party making such Acquisition Proposal. The Company must continue to update Astellas of the status of any material developments regarding any such Acquisition Proposal.

57. Section 7.8(d) of the Merger Agreement grants Astellas recurring and unlimited matching rights, which provides it with: (i) unfettered access to confidential, non-public information about competing proposals from third parties which it can use to prepare a matching bid; and (ii) five business days to negotiate with Ocata, amend the terms of the Merger Agreement and make a counter-offer in the event a Superior Proposal is received.

58. The non-solicitation and matching rights provisions essentially ensure that a superior bidder will not emerge, as any potential suitor will undoubtedly be deterred from expending the time, cost, and effort of making a superior proposal while knowing that Astellas can easily foreclose a competing bid. As a result, these provisions unreasonably favor Astellas, to the detriment of Ocata’s public stockholders.

59. Lastly, section 9.3 of the Merger Agreement provides that Ocata must pay Astellas a termination fee of $11.8 million in the event the Company elects to terminate the Merger Agreement to pursue a superior proposal.

60. Ultimately, these deal protection provisions unreasonably restrain the Board’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company.

61. In sum, the Board failed to obtain fair and reasonable consideration for Ocata’s stockholders, agreed to onerous deal protection provisions that will likely prevent the emergence of a superior offer, and put their personal interests ahead of Ocata’s stockholders while negotiating the terms of the Proposed Transaction.

62. The Board has thus prevented Plaintiff and the Class from being adequately compensated for their Ocata shares. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company’s stockholders will continue to suffer absent judicial intervention.

COUNT I

Claim for Breach of Fiduciary Duties Against the Individual Defendants

63. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

64. The Individual Defendants have violated fiduciary duties of care, loyalty and good faith owed to the public stockholders of Ocata.

65. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Ocata.

66. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, and care owed to the stockholders of Ocata. The Individual Defendants failed to take reasonable steps to obtain and/or ensure that Ocata stockholders receive adequate consideration for their shares, agreed to restrictive deal protection devices that deter other suitors from making a superior bid for the Company, and placed their personal financial interests ahead of those of the Company’s stockholders.

67. The Individual Defendants dominate and control the business and corporate affairs of Ocata, and are in possession of private corporate information concerning Ocata’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Ocata which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

68. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

69. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Ocata’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

70. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

71. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II

On Behalf of Plaintiff and the Class Against

Astellas and Merger Sub For Aiding and Abetting

the Individual Defendants’ Breaches of Fiduciary Duty

72. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

73. Astellas and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Ocata’s public stockholders, and have participated in such breaches of fiduciary duties.

74. Astellas and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, they rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

75. As a result of the unlawful actions of Astellas and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true and fair value for Ocata’s assets and business. Unless their actions are enjoined by the Court, Astellas and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

76. As a result of the conduct of Astellas and Merger Sub, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair and reasonable price for their Ocata shares.

77. Plaintiff and other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative;

B. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain an agreement providing fair and reasonable terms and consideration to Plaintiff and the Class;

C. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: November 17, 2015	FARUQI & FARUQI, LLP

By: /s/ James R. Banko
James R. Banko (#4518)
Derrick B. Farrell (#5747)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel.: (302) 482-3182
Fax: (302) 482-3612
Email: jbanko@faruqilaw.com
Email: dfarrell@faruqilaw.com

Counsel for Plaintiff

Of Counsel:

FARUQI & FARUQI, LLP

Juan E. Monteverde

James M. Wilson, Jr.

369 Lexington Ave., Tenth Floor

New York, NY 10017

Tel.: (212) 983-9330

Email: jmonteverde@faruqilaw.com

Email: mschreiner@faruqilaw.com

Counsel for Plaintiff

EFiled: Nov 17 2015 06:32PM EST Transaction ID 58178706 Case No. 11715-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SCOTT NADLE, Individually and On
Behalf of All Others Similarly Situated,
C.A. No.
Plaintiff,

V. MICHAEL HEFFERNAN, ROBERT S.
LANGER, ZOHAR LOSHITZER,
GREGORY D. PERRY, ALAN C.
SHAPIRO, PH.D., BRIAN LEVY, O.D.,
PAUL K. WOTTON, PH.D., ASTELLAS
PHARMA INC., and LAUREL
ACQUISITION INC.,

Defendants.

STATE OF New Jersey	)
) SS:
COUNTY OF Mercer	)

I, Scott Nadle, being duly sworn depose and state that:

1. I am the plaintiff in the above-entitled action. I have read the foregoing Verified Class Action Complaint and authorized its filing. The facts set forth in the Verified Class Action Complaint that relate to the acts and deeds for myself are true to my knowledge. With respect to the facts set forth in the foregoing Verified Class Action Complaint that relate to the acts of others, as to those matters, I believe them to be true based on the investigation of my attorneys.

2. I have not received, been promised or offered and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except (i) such damages or other relief as the Court may award me as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to me; or (iii) reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

/s/ Scott Nadle
Scott Nadle

Sworn to before me this

16th day of November, 2015

Notary Public

My commission expires:

EFiled: Nov 17 2015 06:32PM EST Transaction ID 58178706 Case No. 11715-

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 3(A)

OF THE RULES OF THE COURT OF CHANCERY

The information contained herein is for the use by the Court for statistical and administrative p only. Nothing stated herein shall be deemed an admission by or binding upon any party.

1. Caption of Case:

Scott Nadle, Individually and On Behalf of All Others Similarly Situated vs. Michael Heffernan, Robert S. Langer, Zohar Loshitzer, Gregory D. Perry, Alan C. Shapiro, Ph.D, Brian Levy, O.D., Paul K. Wotton, Ph.D, Astellas Pharma Inc., and Laurel Acquisition Inc.

2. Date Filed: November 17, 2015

3. Name and address of counsel for plaintiff(s):

James R. Banko, Esquire and Derrick B. Farrell, Esquire

Faruqi & Faruqi, LLP

20 Montchanin Road, Suite 145, Wilmington, DE 19807

4. Short statement and nature of claim asserted:

Plaintiff and other public stockholders of Ocata Therapeutics, Inc. (“Ocata”) brings this class action suit against the Board of Directors of Ocata and other defendants for breach of fiduciary duties in connection with the proposed acquisition of Ocata.

5. Substantive field of law involved (check one):

☐ Administrative law	☐ Labor law	☐ Trusts, Wills and Estates
☐ Commercial law	☐ Real Property	☐ Consent trust petitions
☐ Constitutional law	☐ 348 Deed Restriction	☐ Partition
☒ Corporation law	☐ Zoning	☐ Rapid Arbitration (Rules 96,97)
☐ Trade secrets/trade mark/or other intellectual property		☐ Other

6. Related cases, including any Register of Wills matters (this requires copies of all documents in this matter to be filed with the Register of Wills):

7. Basis of court’s jurisdiction (including the citation of any statute(s) conferring jurisdiction):

10 Del. C. § 341

8. If the complaint seeks preliminary equitable relief, state the specific preliminary relief sought.

9. If the complaint seeks a TRO, summary proceedings, a Preliminary Injunction, or Expedited Proceedings, check here             . (If #9 is checked, a Motion to Expedite must accompany the transaction.)

10. If the complaint is one that in the opinion of counsel should not be assigned to a Master in the first instance, check here and attach a statement of good cause. ☒

  /s/ James R. Banko (#4518)

Signature of Attorney of Record & Bar ID

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SCOTT NADLE, Individually and On
Behalf of All Others Similarly Situated,

Plaintiff,	C.A. No.

v.	CLASS ACTION

MICHAEL HEFFERNAN, ROBERT S.
LANGER, ZOHAR LOSHITZER,
GREGORY D. PERRY, ALAN C.
SHAPIRO, PH.D., BRIAN LEVY, O.D.,
PAUL K. WOTTON, PH.D., ASTELLAS
PHARMA INC., and LAUREL
ACQUISITION INC.,

Defendants.

STATEMENT OF GOOD CAUSE

I am a partner of Faruqi & Faruqi, LLP, and a member in good standing of the Bar of the State of Delaware. With my firm, I am counsel to Plaintiff in this action. We respectfully submit that this action is inappropriate for submission to a Master in the first instance, as the case involves complex issues under Delaware corporate law.

Dated: November 17, 2015	Respectfully submitted,

FARUQI & FARUQI, LLP

By: /s/ James R. Banko
James R. Banko (Del. Bar. No. 4518)
Derrick B. Farrell (Del. Bar No. 5747)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel: (302) 482-3182
Email: jbanko@faruqilaw.com

Attorneys for Plaintiff